SHAREHOLDER SERVICES PLAN
Cohen & Steers Realty Shares, Inc.
The above-captioned investment company (the "Fund") adopts this Shareholder Services Plan (the "Plan") pursuant to which the Fund pays Cohen & Steers Securities, LLC, the Fund's distributor (the "Distributor"), a fee of up to 0.10% of the average daily net assets of the Fund and as may be modified from time to time for shareholder account service and maintenance ("Services").
The Distributor may enter into agreements with certain qualified financial institutions, including securities dealers and other industry professionals (collectively, "Service Agents"), to perform Services, and the Distributor is responsible for payment to the Service Agents. Services may vary by Class and based on the Services offered by Service Agents. The Plan is not adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

The material aspects of the Plan are as follows:

1.	The Distributor shall determine the amounts to be paid to Service Agents and the basis on which such payments will be made.  Payments to a Service
Agent are subject to compliance by the Service Agent with the terms of any related Plan agreement between the Service Agent and the Distributor or the
Fund.
2.	For the purpose of determining the fees payable under the Plan, the value of the Fund's net assets shall be computed in the manner specified in the
Fund's charter documents and registration statement for the computation of net asset value.
3.	The Fund's Board of Directors (the "Board") shall be provided, at least quarterly, with a written report of all amounts expended pursuant to the Plan. The report shall state the purpose for which the amounts were expended.
4.	The Plan has been approved by a majority of the Fund Board members, including a majority of the Board members who are not "interested persons"
(as defined in the 1940 Act) of the Fund ("Independent Directors") and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Qualified Directors"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan.  In voting to approve the implementation of the Plan, the Board has concluded, in the exercise of its reasonable business judgment and in light of applicable fiduciary duties, that there is a reasonable likelihood that the Plan will benefit the Fund and shareholders.
5.	The Plan shall continue for a period of no more than one year, unless earlier terminated in accordance with its terms, and thereafter shall continue automatically for successive annual periods, provided such continuance is approved at least annually in the manner provided in paragraph 4 hereof.
6.	The Plan may be amended at any time by the Board, provided that any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 4 hereof.
7.	The Plan is terminable without penalty at any time by vote of a majority of the Qualified Directors.
8.	While the Plan is in effect, the selection and nomination of the
Independent Directors shall be committed to the discretion of the Independent Directors then in office.